UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **November 3, 2003**

Globe Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Louisiana	**0001136645**	**72-1498296**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

4051 Veterans Blvd., Suite 100
Metairie, LA   **70002**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code **(504) 887-0057**

_____

(Former name or former address, if changed since last report)

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.

(a) and (b) - Not applicable

(c) Exhibits

99.1   November 3, 2003 Press release

Item 12. Results of Operations and Financial Condition.

On November 3, 2003, Globe Bancorp, Inc. issued a press release announcing its financial results for the third quarter ended September 30, 2003 and its intention to repurchase up to 27,700 shares of common stock. The Press Release is attached as Exhibit 99.1 to this report and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBE BANCORP, INC.
Registrant

Date: November 3, 2003   By: /s/ Thomas J. Exnicios
                                           Thomas J. Exnicios
                                           President, Chief Executive Officer
                                                and Chief Financial Officer

Exhibit No. 99.1

PRESS RELEASE

Contact information:
Globe Bancorp, Inc.
Thomas J. Exnicios, (504) 887-0057

Globe Bancorp, Inc. Announces 2003 Third Quarter Earnings, the Expiration of the Previously Announced Stock Repurchase Program and its Intention to Repurchase Up to 27,700 Shares of Common Stock

METAIRIE, LA. --(BUSINESS WIRE)--November 3, 2003--Thomas J. Exnicios, President and Chief Executive Officer of Globe Bancorp, Inc. (OTC BB: GLBP), the holding company for Globe Homestead Savings Bank, announced earnings for the quarter ended September 30, 2003.

Globe Bancorp, Inc. reported net income of $31,000 or $0.12 per share for the quarter ended September 30, 2003, down 46.5% from $58,000 or $0.19 per share, in the comparable 2002 third quarter. For the nine months ended September 30, 2003, net income amounted to $115,000 or $0.45 per share, a decrease of $39,000 or 25.5% compared to $154,000 or $0.55 per share for the same period in 2002. The decrease in net income for the nine month period in 2003 compared to the same period in 2002 was due to an increase in noninterest expense and a decrease in non-interest income which were partially offset by an increase in net interest income and a decrease in income tax expense. The decrease in net income for the three month period in 2003 compared to the same period in 2002 was due to an increase in noninterest expense and a decrease in net interest income and non-interest income which were partially offset by a decrease in income tax expense.

Total assets decreased $579,000 or 1.73% to $33.0 million at September 30, 2003 compared to $33.6 million at December 31, 2002. Such decrease was primarily due to decreases in securities of $1,429,000 and in cash and cash equivalents of $239,000, partially offset by an increase in loans receivable of $1,106,000. Total liabilities decreased $615,000 or 2.20% to $27.4 million at September 30, 2003 compared to $28.0 million at December 31, 2002. Such decrease was primarily due to decreases of $594,000 in deposits and $272,000 in Federal Home Loan Bank advances, partially offset by an increase in other liabilities of $250,000. Total stockholders' equity increased $36,000 or 0.65% to $5.6 million at September 30, 2003 compared to $5.5 million at December 31, 2002. The primary reason for the increase was the net income during the period. Book value, or stockholders' equity per share, at September 30, 2003, was $20.16.

Additionally, Globe Bancorp, Inc. announced that the previously authorized repurchase of 30,417 shares, or 10%, of the Company's outstanding common stock had expired on July 31, 2003. The Company repurchased 27,175 shares, or approximately 9%, of the Company's outstanding common stock. The Company repurchased the shares at an average price of $15.05 per share.

Additionally, the Company announced today that its Board of Directors has authorized the repurchase of up to 27,700 shares, or approximately 10%, of the Company's outstanding common stock. Repurchases are authorized to be made by the Company from time to time in open-market or privately negotiated transactions during the next year as, in the opinion of management, market conditions warrant. The repurchased shares will be held as treasury stock and will be available for general corporate purposes.

Thomas J. Exnicios, President and CEO of the Company, stated: "This is the second repurchase program since we converted to a public company. We view this repurchase program as an effective part of our overall capital management strategy and an opportunity to enhance shareholder value."

Globe Bancorp, Inc. was formed on March 12, 2001 as a Louisiana corporation. We are the holding company for Globe Homestead Savings Bank. Our offices are located at 4051 Veterans Boulevard., Suite 100, Metairie, Louisiana 70002, and our telephone number is (504) 887-0057.

Consolidated Balance Sheets	September 30, 2003 (Unaudited)	December 31, 2002 (Unaudited)
Assets:		
Cash and Cash Equivalents	$3,485,175	$3,724,506
Investment Securities:		
Available for sale	2,784,891	3,100,700
Held to maturity	1,696,521	2,809,338
Net Loans	24,308,087	23,201,585
Premises and Equipment, Net	106,913	111,596
Other Assets	593,357	606,210
Total Assets	$32,974,944	$33,553,935
Liabilities:		
Deposits	$23,082,146	$23,675,900
Federal Home Loan Bank Advances	3,833,200	4,105,380
Other Liabilities	476,448	225,614
Total Liabilities	27,391,794	28,006,894
Stockholders' Equity:		
Common Stock - 304,175 shares issued	3,042	3,042
Additional paid-in capital	2,725,844	2,725,844
Retained Earnings	3,492,560	3,422,821
Treasury stock - 27,175 shares, at cost	(408,984)	(408,984)
Accumulated Other Comprehensive (Loss) Income	(18,417)	15,213
Unearned compensation	(210,895)	(210,895)
Total Stockholders' Equity	5,583,150	5,547,041
Total Liabilities and Stockholders' Equity	$32,974,944	$33,553,935

Consolidated Statements of Income

	For the Three Months Ended		For the Nine Months Ended	
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Interest income	$409,963	$504,340	$1,324,446	$1,487,831
Interest expense	195,616	266,852	638,774	830,913
Net interest income	214,347	237,488	685,672	656,918
Provision for (recovery of) loan losses	-	-	-	(1,024)
Net interest income after provision for (recovery of) loan losses	214,347	237,488	685,672	657,942
Non-interest income	1,897	3,585	5,215	33,200
Non-interest expense	173,545	155,805	522,947	465,160
Income before income taxes	42,699	85,268	167,940	225,982
Income tax expense	11,908	27,687	53,417	72,342
Net income	$ 30,791	$ 57,581	$114,523	$ 153,640
Selected performance and other data:				
Earnings per share	$0.12	$0.19	$0.45	$0.55
Return on average assets	0.37%	0.64%	0.46%	0.62%
Return on average equity	2.20%	3.67%	2.73%	3.48%
Average shares outstanding	255,911	281,463	255,911	281,463
Dividends per share	$0.00	$0.00	$0.00	$0.00
	As of September 30, 2003	As of September 30, 2002	As of September 30, 2003	As of September 30, 2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Non-Performing Assets	$ -	$ -	$ -	$ -
Book value per share (1)	$20.16	$19.49	$20.16	$19.49

(1) Book value per share is calculated based on total equity divided by total shares outstanding. Alternatively, if the calculation were based on shares outstanding minus unearned ESOP shares, book value per share at September 30, 2003 would have been $21.82.